Securities and Exchange Commission
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

StreamTrack, Inc.
(Exact name of registrant as specified in its charter)

Wyoming	26-2589503
(State of incorporation or organization)	(IRS Employer Identification No.)

347 Chapala Street Santa Barbara, California	93101
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), check the following box. ☒

Securities Act registration statement file number to which this form relates: (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.0001 per share

Item 1. Description of Registrant's Securities to Be Registered.

The authorized capital stock of StreamTrack, Inc. (the “Company”) consists of 1,000,000,000 shares of common stock at a par value of $0.0001 per share, and 5,000,000 shares of blank check preferred stock, par value $0.0001.

The holders of the Company’s common stock (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Company’s Board of Directors; (ii) are entitled to share in all of the Company’s assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of the Company’s affairs; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

Holders of shares of the Company’s common stock do not have cumulative voting rights, which means that, subject to the rights of the holders of any outstanding preferred stock, the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of the Company’s directors.

100 shares of preferred stock have been designated Series A Preferred Stock, none of which are outstanding as of February 5, 2014. Each share of Series A Preferred Stock is convertible into 0.1% of the total issued and outstanding shares of the Company’s common stock. Each share of Series A Preferred Stock has voting rights equal to the voting equivalent of the common stock into which it is convertible at the time of the vote. The holders of the Series A Preferred Stock are not entitled to dividends. The Series A Preferred Stock has no preferential rights with respect to the Company’s common stock and will share in any liquidation proceeds with the common stock on an as-converted basis.

200,000 shares of preferred stock have been designated as Series B Preferred Stock, all of which are outstanding as of February 5, 2014. The Series B Preferred Stock will rank senior to the common stock, Series A Preferred Stock and any subsequently created series of preferred stock that does not expressly rank pari passu with or senior to the Series B Preferred Stock (the “Junior Stock”). The Series B Preferred Stock will not be entitled to dividends. In the event of a liquidation, the Series B Preferred Stock will be entitled to a payment of the Stated Value of $1.00 per share prior to any payments being made in respect of the Junior Stock. Each share of Series B Preferred Stock will entitle the holder to vote on all matters voted on by holders of common stock as a single class. With respect to any such vote, each share of Series B Preferred Stock will entitle the holder to cast such number of votes equal to 0.000255% of the total number of votes entitled to be cast. Effective upon the closing of a Qualified Financing, all issued and outstanding shares of Series B Preferred Stock will automatically convert into common stock in an amount determined by dividing the product of the number of shares being converted and the Stated Value by the Conversion Price. The Conversion Price will be equal to the price per share of the common stock sold under the Qualified Financing (or, if the Qualified Financing involves the sale of securities convertible into common stock, by the conversion price of such convertible securities). A “Qualified Financing” is defined as the sale by the Company in a single offering of common stock or securities convertible into common stock for gross proceeds of at least $5,000,000.

Item 2. Exhibits.

Exhibit Number	Description of Document

3.1	Amended and Restated Articles of Incorporation (incorporated by reference to the Company’s 8-K filed with the SEC on January 8, 2013).

3.2	Certificate of Designation of Series A Preferred Stock (incorporated by reference to the Company’s 8-K filed with the SEC on May 23, 2012).

3.3	Certificate of Designation of Series B Preferred Stock (incorporated by reference to the Company’s 8-K filed with the SEC on October 31, 2013).

3.4	Amended and Restated By-Laws (incorporated by reference to the Company’s 8-K filed with the SEC on September 28, 2012).

SIGNATURE

Pursuant to the requirements of Section l2 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

StreamTrack, Inc.

Date: February 5, 2014	By:	/s/ Michael Hill
Michael Hill, Chief Executive Officer